January 7, 2016

VIA EMAIL & EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	W2007 Grace Acquisition I, Inc.

Schedule 13E-3

Filed August 14, 2015 by W2007 Grace Acquisition I, Inc. et al.

Schedule 13E-3/A filed September 22, October 7 and December 8, 2015

File No. 5-43459

Dear Mr. Panos:

On behalf of W2007 Grace Acquisition I, Inc. (the “Company”), W2007 Grace Acquisition II, Inc. (“Merger Sub”), W2007 Grace II, LLC (“Parent”), PFD Holdings, LLC (“PFD Holdings”), W2007 Grace I, LLC (“W2007 Grace I”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (“Whitehall Parallel”), W2007 Finance Sub, LLC (“Finance Sub”), Whitehall Street Global Real Estate Limited Partnership 2007 (“Whitehall”, and together with Finance Sub and Whitehall Parallel, the “Whitehall Entities”), The Goldman Sachs Group, Inc. (“GS Group”), Todd Giannoble, Greg Fay and Brian Nordahl (each of the foregoing collectively, the “Filing Persons”) we are writing to respond to the letter from the Staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2015, regarding the transaction statement on Schedule 13E-3 filed with the Commission on August 14, 2015, as amended on September 21, 2015 (“Amendment No. 1”), October 7, 2015 (“Amendment No. 2”), December 8, 2015 (“Amendment No. 3” and the Schedule 13E-3 as amended by Amendments No. 1, 2 and 3, the “Schedule 13E-3”). For your convenience, this letter is formatted to reproduce the Staff’s numbered comments in bold text followed by responses on behalf of the Filing Persons.

In addition, the Filing Persons have revised the Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 4 thereto, which reflects these revisions and updates certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule 13E-3, and all page numbers referenced herein are to the Schedule 13E-3 as so amended.

Nicholas P. Panos

United States Securities and Exchange Commission

January 7, 2016

Fairness of the Merger, page 4

1.	We recognize that the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any shareholder other than PFD Holdings. Notwithstanding this understanding, the disclosure indicates that “[n]either the Company nor its board of directors made any recommendations as to whether holders of the preferred stock should have voted in favor of the merger at the special meeting…” This statement, however, appears to be inconsistent with the electronic proxy ballot used in the solicitation wherein the Board is represented as having made no less than three recommendations. Please reconcile this apparent inconsistency, or advise us why the disclosure in the Schedule 13E-3 does not need to be amended.

We respectfully submit that the Company’s disclosure in the Schedule 13E-3 does not need to be amended because neither the Company nor its board of directors made any recommendation as to whether a holder of preferred stock should have voted in favor of the merger at the special meeting. The Company’s proxy statement in connection with its special meeting, which was not subject to Regulation 14A promulgated under the Exchange Act, accurately stated that neither the Company nor its board of directors made any recommendation to shareholders. However, included with the Company’s proxy statement was an electronic proxy ballot prepared and distributed by the firm used by the Company to distribute proxy materials for the special meeting, which the Company has indicated it did not have an opportunity to review prior to its dissemination. The disclosures in the Schedule 13E-3 also accurately reflected that no recommendation was made by the Company or its board of directors.

2.	The disclosure indicates that “the Settlement, including the merger, is conditionally approved by the Court as being fair, reasonable and adequate to all members of the class and represents the result of a good-faith arm’s-length negotiation between the Defendants and Plaintiffs in the Action…” Given that the court did not approve the fairness of the going private transaction, but rather initially issued a conditional approval as a procedural matter related to the Settlement (as described in your filing) and ultimately only assessed the fairness of the Settlement for the limited purpose and in the context of the action (and not the going private transaction or the merger itself), please revise this disclosure to highlight these two distinctions given the final order issued on December 4, 2015. For example, the revised disclosure should address the subject matter to which the court’s order was related at the time the initial Schedule 13E-3 was filed, and that the order, when final with respect to the Settlement, was not based upon factors, considerations and standards that differ from those identified in Item 1014 of Regulation M-A “normally” applied (as stated in Instruction 2 to Item 1014) for purposes of providing the basis for the fairness determination reached pursuant to Item 1014(a) in the context of a going private transaction regulated under Rule 13e-3.

Nicholas P. Panos

United States Securities and Exchange Commission

January 7, 2016

In response to the Staff’s comment, the Company has revised the disclosure in the Schedule 13E-3. As disclosed in the Schedule 13E-3, as amended, the Company’s board of directors, in considering the fairness of the merger, considered that the Settlement contemplating the merger was preliminarily approved by the Court, and that in order to ultimately effect the Settlement when finally approved by the Court, the Company would be obligated to enter into the merger agreement and ultimately effect the merger as part of the Settlement. The Court granted final approval on December 4, 2015, pursuant to an order finding the Settlement fair, reasonable and adequate, after a full opportunity for objections to be filed and for objectors to appear at the final approval hearing.

Item 9. Reports, Opinions or Appraisals

3.	We noticed the $8.1 million in fees paid to Deutsche Bank shown on page number seven of Amendment No. 1 to the Schedule 13E-3. In light of the court’s order dated December 4, 2015 that states, “Deutsche Bank Securities, Inc. [ ] was asked to complete a fairness assessment of the ARC Transaction…,” advise us why the disclosure made in response to Item 1015(a) of Regulation M-A, in combination with General Instruction E of Schedule 13E-3, indicates that “[n]one of the Company or its affiliates received any report, opinion or appraisal from an outside party that is materially related to the merger…”

The Company respectfully submits that Deutsche Bank’s participation in the ARC Transaction was not “materially related” to the Rule 13e-3 transaction and that Deutsche Bank did not prepare any “report, opinion or appraisal” in connection with or related to the Rule 13e-3 transaction or that otherwise requires disclosure pursuant to Item 1015 of Regulation M-A.

The merger consideration was negotiated and agreed in principle in a non-binding memorandum of understanding with plaintiffs’ counsel on August 20, 2014, with the Settlement initially entered into and filed with the Court on October 8, 2014. The Settlement was not conditioned on the consummation of the ARC Transaction, and the ARC Transaction was not conditioned on the Settlement. The parties to the ARC Transaction started negotiating the terms of the ARC Transaction in February 2014. The agreement to sell the properties in the ARC Transaction was entered into on May 23, 2014, and the ARC Transaction was re-negotiated in November of 2014 with a revised agreement entered into on November 11, 2014 (revisions which included omitting certain properties from the ARC Transaction). The ARC Transaction was consummated on February 27, 2015. The economic terms of the Settlement, including the merger, were unchanged as a result of the revisions to the economic terms and eventual consummation of the ARC Transaction and would not have changed even if the ARC Transaction did not ultimately occur. Because the terms of the ARC Transaction had no effect on the terms of the Settlement, whether or not the consideration received in the ARC Transaction was fair to the Company should not assist unaffiliated shareholders in determining whether the merger consideration to be received in connection with the Settlement is fair to them.

In addition, the Company has informed us that Deutsche Bank’s analysis was prepared for a purpose other than the consideration of the proposed merger by the Company’s board of directors and that it was not relied on by the Company’s board of directors in their deliberations regarding the proposed merger. The Company’s board sought Deutsche

Nicholas P. Panos

United States Securities and Exchange Commission

January 7, 2016

Bank’s opinion to satisfy its duties in connection with the ARC Transaction; the receipt of the opinion had no influence on the board’s evaluation of the Settlement or the merger. As stated in the proxy statement, Deutsche Bank’s opinion did not address the terms of the stipulation or the merger or any consideration to be received by holders of Preferred Stock (or any other party) pursuant to the merger.

Item 15. Additional Information

4.	The disclosure appears to contain a typographical error with respect to a material date. At present, the disclosure reads, “If no appeal is filed, the condition to the Merger will be satisfied on January 4, 2015.” Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure in the Schedule 13E-3.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6678.

Sincerely,

/s/ Eric M. Krautheimer
Eric M. Krautheimer

cc:	Todd Giannoble
Greg Fay
Brian Nordahl
(W2007 Grace Acquisition I, Inc.)

Anthony J. Colletta
William G. Farrar
Sharon L. Nelles
(Sullivan & Cromwell LLP)